Exhibit 15(h)





Amendment to Distribution and Service Agent Agreement

 Whereas Fidelity Distributors Corporation ("Distributors") and Sterling Capital Distributors, Inc. ("Sterling") have entered into a Distribution and Service Agent Agreement (the "Agreement") dated as of January 22, 1996, with respect to the shares of The North Carolina Capital Management Trust:
Cash Portfolio (the "Portfolio").
 Now, therefore, representatives of Distributors and Sterling have entered into negotiations and have agreed upon the following amended terms with reference to the provisions of Paragraph 5:
 "5. Distributors agrees to pay Sterling as soon as practicable after the end of each month and Sterling agrees to accept, as full compensation for all services and facilities to be provided hereunder, a fee based on the monthly average of the net assets of the Portfolio determined as of the close of business on each business day throughout the month. The fee shall be payable at an annual rate determined on a cumulative basis pursuant to the following schedule:

      The Annual Fee Rate Is

On the first $1.0 billion of average daily net assets     0.150%

On average daily net assets in excess of $1.0 billion     0.150%
  through $2.0 billion

On average daily net assets in excess of $2.0 billion     0.140%

 Sterling understands that Distributors, with the consent of Sterling, has reserved the right to reduce or waive the distribution fee from time to time.
 If this Agreement becomes effective subsequent to the first day of a month or shall terminate before the last day of a month, compensation for the part of the month this Agreement is in effect shall be prorated based on the number of business days during such month that this Agreement was in effect."
 The terms of this amendment shall be effective as of January 1, 1998. Except as expressly set forth in Paragraph 5 hereof, all terms and conditions of the Agreement shall remain unchanged and in full force and effect.
 Agreement with the terms of Paragraph 5 hereof is signified by Sterling and Distributors by authorized signature below.
Sterling Capital Distributors, Inc.

By: /s/ J. Calvin Rivers, Jr.
      Name: J. Calvin Rivers, Jr.
      Title: President

Fidelity Distributors Corporation

By: /s/ Arthur S. Loring
Name: Arthur S. Loring
Title: Vice President and Clerk